EXHIBIT 99.1

Supplemental Information Pursuant to the Indenture, dated as of November 6, 2024, by and between PHH Escrow Issue LLC and Wilmington Trust, national association, as trustee and collateral trustee

9.875% Senior Notes Due 2029

The details of the items enumerated in the definition of “Total LTV Ratio”, as defined in Section 1.01 of the Indenture, are as follows as of December 31, 2024: (A) Specified Net Servicing Advances, (B) Specified Deferred Servicing Fees, (C) Excess of Specified MSR Value over MTM MSR Indebtedness and Permitted MSR Indebtedness, (D) Unrestricted Cash of Parent and Restricted Subsidiaries, (E) Advance Facility Reserves, (F) Specified Loan Value, (G) Specified Residual Value, and (H) Marketable Securities held by Parent and Restricted Subsidiaries amounted to $154.0 million, $6.7 million, $797.4 million, $184.8 million, $14.0 million, $59.4 million, nil and nil respectively.
Available Cash held by Regulated Subsidiary Guarantors was $158.4 million at December 31, 2024.